1. Name and Address of Reporting Person
   Harmeling, Mark M.
   6 International Drive
   Rye Brook, NY 10573
   USA
2. Issuer Name and Ticker or Trading Symbol
   Universal American Financial Corp. (UHCO)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               3000           D
Common Stock                                                                               1250           I           Son (Taylor)
Common Stock                                                                               1250           I           Son (Evan)
Common Stock                                                                               1250           I           Daughter
                                                                                                                      (Rachel)
Common Stock                                                                               1250           I           Daughter
                                                                                                                      (Ashley)
Common Stock                    04/29/1998            P         5000        A   $2.5000    5000           I           Wife (Amanda)
Common Stock                    04/29/1998            P         300         A   $2.5000                   I           TARE (trust)
Common Stock                    05/06/1998            P         1000        A   $2.5625                   I           TARE (trust)
Common Stock                    04/29/1998            P         17508       A   $2.5300    18808          I           TARE (trust)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $1.875                                                    06/30/2007 Common                      1000    D
Options                                                                          Stock
(Right to
buy)
Stock       $2.25                                                     12/08/2008 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $2.5                                                      06/30/2006 Common                      1000    D
Options                                                                          Stock
(Right to
buy)
Stock       $2.62                                                     05/28/2008 Common                      4500    D
Options                                                                          Stock
(Right to
buy)
Stock       $3.12                                                     06/30/2004 Common                      1000    D
Options                                                                          Stock
(Right to
buy)
Stock       $3.5                                                      06/30/2005 Common                      1000    D
Options                                                                          Stock
(Right to
buy)
Stock       $4                                                        11/09/2009 Common                      4500    D
Options                                                                          Stock
(Right to
buy)
Stock       $4.063                                                    06/07/2010 Common                      4500    D
Options                                                                          Stock
(Right to
buy)
Stock       $5.75                                                     05/24/2011 Common                      4500    D
Options                                                                          Stock
(Right to
buy)
Stock       $7.26                                                     05/29/2012 Common                      4500    D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Mark M. Harmeling

DATE
02/12/2003